

June 8, 2011

<u>Via U.S. Mail</u>

Mitch Edwards
Chief Financial Officer and General Counsel
Skullcandy, Inc.
1441 West Ute Blvd., Suite 250
Park City, UT 84098

> **Re:** **Skullcandy, Inc.**
> **Registration Statement on Form S-1, as amended by**
> **Amendment No. 3**
> **Filed June 1, 2011**
> **File No. 333-171923**

Dear Mr. Edwards:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution, page 28</u>

1. It is unclear to us how you calculated historical net tangible book value and pro forma net tangible book value as of March 31, 2011. Please revise to deduct the amount of intangible and other assets and deferred financing fees from total equity (deficit) or advise us.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Liquidity and Capital Resources, page 38

2.   In your discussion of net cash provided by operating activities for the three months ended March 31, 2011, you state that working capital and other activities included increases in accounts receivable and decreases in inventory. This disclosure appears inconsistent with your balance sheet which shows a decrease in accounts receivable and an increase in inventory from December 31, 2010 to March 31, 2011. Please revise your disclosure or advise.

Consolidated Balance Sheets, page F-3

3.   Please provide us with your calculations of pro forma Additional paid-in capital and Retained earnings as of March 31, 2011.

Note 6. Debt, page F-14

Long-term Debt, page F-14

4.   Please refer to the final paragraph on page F-15 and revise the first sentence to indicate that the derivative liability has been separately disclosed on the table on page F-14, instead of included in the stockholder payable amount.

        You may contact Melissa Hauber, Staff Accountant, at 202-551-3368 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director

cc: Via facsimile to 714-755-8290
        B. Shayne Kennedy
        Latham & Watkins LLP